

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 24, 2011

Tena Mayberry
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

>   **Re: Fortune Industries, Inc.**
>   **Form 10-K for the Year Ended June 30, 2010**
>   **Filed September 28, 2010 as amended May 13, 2011**
>   **Form 10-Q for the Quarterly Period ended September 30, 2010**
>   **Filed November 15, 2010 as amended May 13, 2011**
>   **Form 10-Q for the Quarterly Period ended December 31, 2010**
>   **Filed February 14, 2011 as amended May 13, 2011**
>   **File Number 001-32543**

Dear Ms. Mayberry:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010

Item 9A. Controls and Procedures, page 54

1. It appears that you did not include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K. Amend to provide management's

assessment as of the filing of the original Form 10-K or to state that you did not conduct such an evaluation.

2. Please note that the failure to provide management's report renders the annual report materially deficient. Accordingly, please amend your Form 10-K for the fiscal year ended June 30, 2010 to state that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by the report due to the fact that you failed to address internal control over financial reporting and due to the restatement of your financial statements.

Form 10-Q for the quarterly periods ended September 30, 2010 and December 31, 2010

Item 4. Controls and Procedures

3. Amend your Form 10-Q for the quarterly periods ended September 30, 2010 and December 31, 2010 to state that your disclosure controls and procedures were not effective due to the restatement of your financial statements. Consider your disclosure controls and procedures disclosure under your Form 10-Q for the quarterly period ended March 31, 2011 as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director